EXHIBIT 99.1

Foremost Clean Energy Provides Positive Update on Spin-Out of Rio Grande Resources

VANCOUVER, British Columbia, Jan. 28, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, is pleased to announce the effective date of the previously announced spin out (the “Spin-Out”) of its gold and silver properties into a new stand-alone public company named Rio Grande Resources Ltd. (“Rio Grande”), is anticipated to occur at 12:01a.m. (Vancouver time) on January 30, 2025 (the “Surrender Date”). Pursuant to the Arrangement, shareholders of Foremost as of January 29, 2025 (the “Record Distribution Date”), will receive one (1) new common share of Foremost (each a “New Foremost Share”) and two (2) common shares of Rio Grande (the “Rio Grande Shares”) for each common share of Foremost (“Foremost Share”) held.

The Company has applied to the Canadian Securities Exchange (“CSE”) for approval of the reclassification of the Foremost Shares as the New Foremost Shares and expects receipt of the CSE bulletin approving the reclassification as of the date hereof. Upon completion of the Arrangement, the New Foremost Shares will continue trading under the same symbols, “FMST” on the Nasdaq, and “FAT” on the CSE, under the new CUSIP number 34547F105.

The Company has also received conditional approval to list the Rio Shares on the CSE under the symbol “RGR” under the CUSIP number 76711R100. Final listing approval will be subject to Rio Grande satisfying all of the listing conditions of the CSE. If the listing is approved, Rio Grande will announce by way of press release the date on which trading of the Rio Grande Shares will commence on the CSE.

Foremost’s President and CEO, Jason Barnard, comments, “We are thrilled about this significant development for our investors. The spin-out allows us to sharpen our focus on the uranium portfolio in the Athabasca Basin, as well as our lithium assets in Manitoba while enabling the independent advancement of prospective gold and silver assets through Rio Grande. We believe this strategic move will enhance shareholder value by creating a distinct pathway for growth in both companies.”

To receive the New Foremost Shares and the Rio Grande Shares (collectively, the “Consideration Shares”), registered shareholders of Foremost as of the Surrender Date are required to deposit their original share certificate(s) and/or DRS statement(s), representing their Foremost Shares together with a properly completed letter of transmittal (the “Letter of Transmittal”) to Odyssey Trust Company (“Odyssey”). Once received, Odyssey will provide the Consideration Shares to the registered shareholder in accordance with the terms of the Letter of Transmittal. A copy of the Letter of Transmittal is available under Foremost's profile on SEDAR+ at www.sedarplus.ca or can obtained by contacting Odyssey.

To receive the Consideration Shares, beneficial shareholders of Foremost as of the Surrender Date whose Foremost Shares are registered in the name of an intermediary (i.e., a bank, trust, company, securities broker, trustee, or other) should contact that intermediary for instructions or questions about receipt of their Consideration Shares.

Information To Warrant Holders

Each warrant to purchase Foremost Shares as of the Surrender Date will, in accordance with its terms and completion of the Spin-Out, thereafter entitle the holder thereof to one (1) New Foremost Share and two (2) Rio Grande Shares upon exercise.

No new certificates are required to be sent to the warrant holders and no action is required by warrant holders to receive their new entitlement, other than complying with the terms of exercise of their existing warrants.

The information set out herein with respect to the Spin-Out is qualified in its entirety by the Company’s management information circular dated November 12, 2024 (the “Circular”), which is available on the Company’s website at https://foremostcleanenergy.com/investors/shareholder-meeting.html, and on the Company’s SEDAR+ profile at www.sedarplus.ca. Shareholders are encouraged to refer to the Circular for additional information with respect to the Spin-Out.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison Mines Corp. (TSX: DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, completion of the Spin-Out, the Surrender Date and the Effective Date, approval of the reclassification of the Foremost Shares to New Foremost Shares, the listing of the Rio Grande Shares on the CSE and the proposed benefits of the Spin-Out. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties, the satisfaction of the conditions to the Arrangement, risks and uncertainties associated with the environment and delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings on SEDAR+ and Edgar. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.